January 19, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Attention: Ms. Barbara C. Jacobs

Re:	ViryaNet Limited (the “Company”) Registration Statement on

Form F-3

File No. 333-130632

Filed December 22, 2005

Dear Ms. Jacobs,

Please find enclosed herein the Company’s response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) provided to the Company in a letter dated January 13, 2006. For ease of reference, each comment of the Staff is printed herein and followed by the Company’s response.

The Company has also filed an amended Form F-3/A reflecting the comments set forth in the Staff’s letter on the date hereof. Attached for your convenience are two copies of this letter, two clean hardcopies of the Form F-3/A, and separately, the marked pages of the Form F-3/A related to the comments herein.

Should you wish to discuss this letter or the Form F-3/A at any time please do not hesitate to contact the undersigned (508-490-5938) or Raanan Lerner, Adv., of Meitar Liquornik Geva & Leshem Brandwein (617-243-9992).

Sincerely,

Albert A. Gabrielli

Chief Financial Officer

ViryaNet Limited

Cc: Raanan Lerner, Adv., Meitar Liquornik Geva & Leshem Brandwein

Item 17. Undertakings

1.	Please provide the undertakings set forth in Item 512(a)(5) of Regulation S-K.

The Company has amended Item 10. Undertakings of its Form F-3 to include the following:

(d)	The undersigned Registrant undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Part II – Information Not Required in Prospectus

Exhibits

Legality Opinion

2.	Please quantify the number of shares upon which the opinion relates.

The opinion provided by the Company’s legal counsel has been updated to indicate the number of shares upon which the opinion relates.